United States

Securities and Exchange Commission

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

(Check one) :	[X ] Form 10-K	[ ] Form 11-K	[ ] Form 20-F
	[ ] Form 10-Q	[ ] Form N-SAR

For the Period Ended:	December 30, 2006

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.

PART I—Registration Information

Full name of registrant:	ProQuest Company

Address of principal executive office:	789 Eisenhower Parkway, PO Box 1346

City, State and ZIP Code	Ann Arbor, Michigan 48106-1346

PART II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ ]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c ) The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III—Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

As a result of ProQuest Company’s ongoing review related to its earnings restatement, ProQuest Company (the "Company") will not file its Annual Report on Form 10-K for the fiscal year ended December 30, 2006 within the prescribed time period. The Company believes that this delay cannot be eliminated without unreasonable effort or expense. As previously announced, the Company intends to restate certain of its previously issued financial statements due to its discovery of material irregularities in it accounting in numerous accounts. The Company anticipates that as a result it will be required to recognize additional expenses as well as reduce as portion of revenues previously reported for its Information and Learning business, the effect of which will materially reduce earnings from continuing operations for many of the affected periods. Until the review is complete, the Company’s previously issued financial statements for fiscal years 2001 through 2004, quarterly periods in 2005, and the Company’s guidance for fiscal 2005, should no longer be relied upon. In addition, the Company’s review is ongoing and there can be no assurance additional material irregularities or errors will not be identified. As a result of the restatement, the Company has not been able to complete its financial statements for fiscal year 2006. The Company is continuing to work with KPMG LLP, its independent registered public accounting firm, to complete the review and restatement as soon as possible.

Part IV—Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Todd Buchardt	734	997-4905

(Name)	(Area Code)	(Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   [   ] Yes     [ X ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                          [ X ] Yes                 [ ] No

Please see the response set forth in Part III of this Form 12b-25.

ProQuest Company

(Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2007	By:	/S/ Todd W. Buchardt

Todd W. Buchardt, Senior Vice President and General Counsel